Exhibit 21.1

ADT Inc. (a Delaware corporation)

Significant Subsidiaries

Country	Entity	State

United States	ADT Canada Holdings, Inc.	DE

United States	ADT Holdings, Inc.	DE

United States	ADT LLC	DE

United States	ADT US Holdings, Inc.	DE

United States	Prime Security Services Borrower, LLC	DE

United States	Prime Security Services Holdings, LLC	DE

United States	The ADT Security Corporation	DE